Exhibit 99.(d)(xix)

Addendum to Management Agreement

between Lord Abbett Securities Trust and

Lord, Abbett & Co. LLC

Dated July 24, 2019

Lord, Abbett & Co. LLC and Lord Abbett Securities Trust on behalf of its series, Lord Abbett Durable Growth Fund (the “Fund”), do hereby agree that, effective as of the Fund’s commencement of operations, the annual management fee rate for the Fund with respect to paragraph 2 of the Management Agreement dated May 19, 1993 (the “Agreement”) shall be as follows:

0.55% on the first $2 billion of average daily net assets; and

0.50% on average daily net assets over $2 billion.

For purposes of Section 15 (a) of the Investment Company Act of 1940, as amended, this Addendum and the Agreement shall together constitute the investment advisory contract of the Fund.

Lord Abbett Securities Trust

By:	/s/ John T. Fitzgerald
John T. Fitzgerald
Vice President and Assistant Secretary

Lord, Abbett & Co. LLC

By:	/s/ Lawrence B. Stoller
Lawrence B. Stoller
Member and General Counsel